UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SIEBEL SYSTEMS, INC.

(Name of Issuer)

COMMON STOCK

$0.001 PAR VALUE

(Title of Class of Securities)

826170102

(CUSIP Number)

Daniel Cooperman

Senior Vice President, General Counsel and Secretary

Oracle Corporation

500 Oracle Parkway

Redwood City, California 94065

Telephone: (650) 506-7000

Copy to:

William M. Kelly

William Aaronson

Davis Polk & Wardwell

1600 El Camino Real

Menlo Park, California 94025

Telephone: (650) 752-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 826170102	13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ORACLE CORPORATION 94-2871189
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* N/A (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1 8 SHARED VOTING POWER 47,421,630[1] 9 SOLE DISPOSITIVE POWER 1 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON* CO

1	An aggregate of 47,421,630 shares of Siebel Systems, Inc. (“Issuer”) common stock are subject to an agreement dated September 12, 2005 (the “Voting Agreement”) entered into by Oracle Corporation (“Oracle”), Thomas Siebel, Siebel Living Trust, Siebel Asset Management, L.P. and Siebel Asset Management III, L.P. (discussed in Items 3 and 4 below). Oracle expressly disclaims beneficial ownership of any shares of Issuer common stock covered by the Voting Agreement. Based on the number of shares of Issuer common stock outstanding as of September 9, 2005 (as represented by Issuer in the Merger Agreement discussed in Items 3 and 4), the number of shares of Issuer common stock covered by the Voting Agreement represents approximately 8.8% of the outstanding Issuer common stock.

[*SEE INSTRUCTIONS BEFORE FILLING OUT!]

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the “Shares”), of Siebel Systems, Inc., a Delaware corporation (“Issuer”). The principal executive office of Issuer is located at 2207 Bridgepointe Parkway, San Mateo, California 94404.

Item 2. Identity and Background.

This statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Oracle Corporation, a Delaware corporation (“Oracle”). The address of the principal business and the principal office of Oracle is 500 Oracle Parkway, Redwood City, California 94065. Oracle is the world’s largest enterprise software company. Oracle develops, manufactures, markets, distributes, and services database and middleware software as well as applications software designed to help its customers manage and grow their business operations.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of Oracle is set forth on Schedule A.

During the last five years, none of Oracle, and to the knowledge of Oracle, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On September 12, 2005, Issuer, Oracle, Ozark Holding Inc., a Delaware corporation and wholly owned subsidiary of Oracle (“Parent”), Ozark Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Ozark Merger Sub”), and Sierra Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Sierra Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to the satisfaction or waiver of the conditions therein, Sierra Merger Sub will merge with and into Issuer (the “Siebel Merger”) and Ozark Merger Sub will merge with and into Oracle (the “Oracle Merger” and together with the Sierra Merger, the “Mergers”).

As an inducement to enter into the Merger Agreement, and in consideration thereof, Oracle entered into an agreement with Thomas Siebel, Siebel Living Trust, Siebel Asset Management, L.P. and Siebel Asset Management III, L.P. (each a “Stockholder”), dated as of the date of the Merger Agreement (the “Voting Agreement”). Pursuant to the Voting Agreement, each Stockholder has agreed that at any meeting of the stockholders of Issuer called to vote upon the Siebel Merger and the Merger Agreement, or at any adjournment thereof, or in any other circumstances upon which a vote, consent or other approval with respect to the Mergers and the Merger Agreement is sought, such Stockholder will vote (or cause to be voted) its beneficially held Shares in favor of the adoption by Issuer of the Siebel Merger and the approval of the Merger Agreement and each of the transactions contemplated thereby. Pursuant to the Voting Agreement, Mr. Siebel has also agreed to provide consulting services to Oracle following the Mergers through April 30, 2008.

The proposed transaction is valued at approximately $5.85 billion (based on a fully-diluted equity value). Oracle expects to fund the consideration payable pursuant to the Merger Agreement using Siebel’s cash on hand and through Oracle’s internally available cash and securities, cash generated from operations and borrowings from third parties.

Page 3 of 9 Pages

Shared voting power with respect to the Shares owned by the Stockholders was acquired through execution of the Voting Agreement. Oracle has not expended any funds in connection with the execution of the Voting Agreement.

Schedule B attached hereto contains the names and number of Shares beneficially held by each Stockholder.

The foregoing descriptions of the Merger Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the Merger Agreement, listed as Exhibit 1 hereto, is incorporated by reference to Exhibit 1.1 to Oracle’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 15, 2005. A copy of the Voting Agreement is attached as Exhibit 2 to this Schedule 13D.

Item 4. Purpose of Transaction.

As described in Item 3 above, this statement is being filed in connection with the Voting Agreement among Oracle, Thomas Siebel and the other Stockholders party thereto in connection with the Mergers and the related Merger Agreement.

Upon the consummation of the Mergers, (i) Issuer will become a wholly owned subsidiary of Parent and (ii) each Share will be converted into the right to receive $10.66 in cash or Parent common stock, subject to certain exceptions more fully described in the Merger Agreement. In addition, options to acquire Shares and Issuer restricted stock awards outstanding immediately prior to the consummation of the Mergers will, upon consummation of the Mergers, be converted into options to acquire shares of Parent common stock based on formulas contained in the Merger Agreement.

From and after the effective time of the Siebel Merger and pursuant to the Merger Agreement, (i) Safra A. Catz and Daniel Cooperman, the directors of Sierra Merger Sub, will serve as directors of Issuer until successors are duly elected or appointed and qualified in accordance with applicable law, (ii) the officers of Siebel immediately prior to the effective time of the Siebel Merger will be the officers of Siebel until successors are duly elected or appointed and qualified in accordance with applicable law and (iii) the certificate of incorporation and bylaws of Sierra Merger Sub in effect immediately prior to the effective time of the Siebel Merger will be the certificate of incorporation and bylaws of Issuer.

Following the Mergers, the Shares will no longer be traded on the Nasdaq and registration of the Shares under the Exchange Act will be terminated.

Except as set forth in this Statement and in connection with the Mergers described above, Oracle has no plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) Other than those Shares that may be deemed to be beneficially owned in connection with the Voting Agreement, Oracle has acquired and, for the purposes of Rule 13d-4 promulgated under the Exchange Act, beneficially owns (with sole right to vote and to dispose of) 1 Share, representing less than 0.1% of the outstanding Shares.

As a result of the Voting Agreement, Oracle may be deemed to have the power to vote up to an additional 47,421,630 Shares (of which 11,186,134 Shares represent options to purchase Shares exercisable within 60 days of September 12, 2005) in favor of approval of the Merger Agreement, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, Oracle may be deemed to be the beneficial owner of an aggregate of 47,421,631 Shares. All Shares that may be deemed to be beneficially owned by Oracle constitute approximately 8.8% of the issued and outstanding Shares as of September 12, 2005 (as represented by Issuer in the Merger Agreement).

Page 4 of 9 Pages

Oracle (i) is not entitled to any rights as a stockholder of Issuer as to the Shares covered by the Voting Agreement and (ii) disclaims all beneficial ownership of such Shares.

Except as set forth in this Item 5(a), none of Oracle, and, to the knowledge of Oracle, any persons named in Schedule A hereto owns beneficially any Shares.

(c) Except for the agreements described above, to the knowledge of Oracle, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d) To the knowledge of Oracle, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer reported herein.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except for the agreements described above, to the knowledge of Oracle, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Agreement and Plan of Merger among Oracle Corporation, Siebel Systems, Inc., Ozark Holding Inc., Ozark Merger Sub Inc. and Sierra Merger Sub Inc., dated as of September 12, 2005 (incorporated by reference to Exhibit 1.1 to Oracle’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 15, 2005)

Exhibit 2	Agreement among Oracle, Thomas Siebel, Siebel Living Trust, Siebel Asset Management, L.P. and Siebel Asset Management III, L.P., dated as of September 12, 2005

Page 5 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 22, 2005

ORACLE CORPORATION

By:	/s/ Daniel Cooperman
Daniel Cooperman
Senior Vice President, General Counsel and Secretary

Page 6 of 9 Pages

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF ORACLE

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Oracle Corporation (“Oracle”), are set forth below. If no business address is given, the director’s or executive officer’s business address is 500 Oracle Parkway, Redwood City, California 94065. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Oracle. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name and Business Address	Present Principal Occupation Including Name and Address of Employer
Directors
Jeffrey O. Henley	Chairman of the Board of Directors
Lawrence J. Ellison	Chief Executive Officer
Donald L. Lucas	self-employed venture capitalist 3000 Sand Hill Road, Suite 210, Menlo Park, CA 94025
Dr. Michael J. Boskin	Tully M. Friedman Professor of Economics and Hoover Institution Senior Fellow at Stanford University Hoover Institution, 31-B Galvez Mall, Stanford, CA 94305
Jack F. Kemp	Chairman of Kemp Partners 1901 Pennsylvania Avenue, N.W., Suite 300, Washington, D.C. 200006
Jeffrey S. Berg	Chairman and Chief Executive Officer of International Creative Management, Inc. 8942 Wilshire Boulevard, Beverly Hills, CA 90211
Safra A. Catz	President
Hector Garcia-Molina	Leonard Bosack and Sandra Lerner Professor in the Departments of Computer Science and Electrical Engineering at Stanford University GATES BLDG 434, Stanford, CA, 94305
Joseph A. Grundfest	William A. Franke Professor of Law and Business at Stanford Law School 559 Nathan Abbott Way, Stanford, CA 94305
H. Raymond Bingham	Former Executive Chairman of Cadence Design Systems, Inc. RBPI, Inc. 3000 Sand Hill Road, Suite 210, Menlo Park, CA 94025
Charles E. Phillips, Jr.	President

Name and Business Address	Present Principal Occupation Including Name and Address of Employer
Executive Officers (Who Are Not Directors)
Gregory B. Maffei	President and Chief Financial Officer
Keith G. Block	Executive Vice President, North America Sales and Consulting
Sergio Giacoletto	Executive Vice President, Europe, Middle East and Africa Sales and Consulting Swiss Citizen
Juergen Rottler	Executive Vice President, Oracle Support and Oracle On Demand German Citizen

Page 7 of 9 Pages

Charles A. Rozwat	Executive Vice President, Server Technologies
Derek H. Williams	Executive Vice President, Asia Pacific Sales and Consulting British Citizen
Daniel Cooperman	Senior Vice President, General Counsel and Secretary
Jennifer L. Minton	Senior Vice President, Finance and Operations

Page 8 of 9 Pages

SCHEDULE B

The following table sets forth the name of each beneficial owner of shares of Siebel Systems, Inc. entering into a voting agreement with Oracle Corporation, dated as of September 12, 2005. Except as indicated below, the business address of each such person is c/o Siebel Systems, Inc., 2207 Bridgepointe Parkway, San Mateo, California 94404.

Beneficial Owner	Shares Beneficially Owned
Thomas Siebel	11,186,134

Siebel Living Trust	32,887,514

Siebel Asset Management, L.P.	2,349,904

Siebel Asset Management III, L.P.	998,078

TOTAL	47,421,630

Page 9 of 9 Pages